Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 8, DATED AUGUST 16, 2019
TO THE PROSPECTUS, DATED APRIL 29, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 29, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2019, Supplement No. 2, dated May 16, 2019, Supplement No. 3, dated June 14, 2019, Supplement No. 5, dated July 18, 2019, Supplement No. 6, dated July 23, 2019, and Supplement No. 7, dated August 16, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock as of September 1, 2019;

C.	to disclose the calculation of our July 31, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared; and

E.to update disclosure in the “Experts” section of the Prospectus.

A.	Status of Our Current Public Offering

As of August 16, 2019, we have received gross proceeds of approximately $313.5 million from the sale of 30.4 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of August 16, 2019, approximately $1,689.7 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $496.8 million of shares available under our distribution reinvestment plan.

B.	September 1, 2019 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of September 1, 2019 (and repurchases as of August 31, 2019) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.47	$10.10
Class S	$10.47	$10.10
Class D	$10.10	$10.10
Class I	$10.10	$10.10

The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2019. The NAV per share as of July 31, 2019 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.	July 31, 2019 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to assist in the determination of our NAV per share and to provide us with a conclusion with respect to the reasonableness of our NAV per share for each class of shares of our common stock. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus concluded that the new NAV per share of our common stock as of July 31, 2019 set forth below is reasonable.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of July 31, 2019 and June 30, 2019 (the NAV per share is the same for each class of shares of our common stock):

	July 31, 2019		June 30, 2019
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$1,187,559	$18.29	$1,190,644	$19.62
Other assets	105,669	1.63	69,487	1.14
Debt and other liabilities	(637,492)	(9.82)	(644,153)	(10.61)
NAV	$655,736	$10.10	$615,978	$10.15
Shares outstanding	64,929		60,708

Hines Global’s consolidated balance sheet as of July 31, 2019 includes a liability of $17.6 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc., (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of July 31, 2019 does not include any liability for distribution and stockholder servicing fees that may become payable after July 31, 2019, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of its common stock.

The valuations of our real properties as of July 31, 2019 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	5.55%	5.50%	6.50%	5.75%	5.82%
Discount rate / internal rate of return (“IRR”)	6.06%	6.66%	6.97%	6.91%	6.53%
Average holding period (years)	8.7	7.0	10.0	10.0	9.2

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.54%	3.69%	2.27%	3.61%	3.27%
	0.25% increase	(3.22)%	(3.37)%	(2.10)%	(3.37)%	(3.00)%
Discount rate (weighted-average)	0.25% decrease	1.80%	1.43%	1.84%	1.89%	1.80%
	0.25% increase	(1.76)%	(1.40)%	(1.80)%	(1.85)%	(1.76)%

D.	Distributions Declared
With the authorization of our board of directors, we declared monthly distributions for the month of August 2019 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

August 2019	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.008	$0.044
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.008	$0.044
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the close of business on August 31, 2019, and will be paid on the first business day of September 2019. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.	Update to Experts
The following updates the “Experts” disclosure on page 240 of the Prospectus:
The statements included in this Supplement under Section B, “July 31, 2019 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.